Exhibit 3.25

CHARTER OF

TITLEMAX OF TENNESSEE, INC.

The undersigned, being qualified to act as an incorporator under the Tennessee Business Corporation Act, adopts the following charter for the purpose of organizing a corporation under the Act:

1 Name. The name of the corporation is

TitleMax of Tennessee, Inc.

2 Authorized Shares. The maximum number of shares of capital stock that the corporation is authorized to issue is one thousand (1,000) shares. Such shares shall be of one class, shall be designated common shares without par value and shall have unlimited voting rights, and the owners of such shares shall have the right to receive the net assets of the corporation on dissolution.

3 Initial Registered Office and Registered Agent. The complete address of the corporation’s initial registered office in the State of Tennessee shall be 1000 Tallan Building, Two Union Square, Chattanooga, Tennessee 37402, in Hamilton County. The corporation’s initial registered agent at that address is Michael N. St. Charles.

4 Incorporator. The name and complete address of the incorporator are Mary Jane Harper, 1000 Tallan Building, Two Union Square, Chattanooga, Tennessee 37402.

5 Principal Office. The complete address of the principal office of the corporation is 24 Drayton Street, Suite 610, Savannah, Georgia 31401, in Chatham County.

6 For Profit. The corporation is to be for profit.

7 Limitation of Liability. No director shall be personally liable to the corporation or its shareholders for monetary damages for any breach of fiduciary duties by such director as a director, except for liability (i) for breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, or (iii) for unlawful distributions as imposed by Section 48-18304 of the Tennessee Business Corporation Act. No amendment to or repeal of this provision shall apply to or have any effect on liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. If the Tennessee Business Corporation Act is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by such amendment.

This corporation shall enjoy and be subject to such benefits, privileges and immunities and such restrictions, liabilities and obligations as are provided with respect to corporations for profit generally by the laws of the land and which are held applicable to corporations for profit organized under the Tennessee Business Corporation Act.

Executed October 31, 2001.

/s/ Mary Jane Harper
(Mary Jane Harper) Incorporator